                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                          PURITAN-BENNETT CORPORATION
                           (Name of Subject Company)

                          PURITAN-BENNETT CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   746299106
                     (CUSIP number of Class of Securities)

                              BURTON A. DOLE, JR.,
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PURITAN-BENNETT CORPORATION
                   9401 INDIAN CREEK PARKWAY, P.O. BOX 25905
                       OVERLAND PARK, KANSAS  66225-5905
                                 (913) 661-0444
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

           DANIEL C. WEARY, ESQ.                    PETER D. LYONS, ESQ.
             BLACKWELL SANDERS                      SHEARMAN & STERLING
       MATHENY WEARY & LOMBARDI L.C.                599 LEXINGTON AVENUE
            TWO PERSHING SQUARE                   NEW YORK, NEW YORK  10022
       2300 MAIN STREET - SUITE 1100                   (212) 848-4000
       KANSAS CITY, MISSOURI  64108
              (816) 274-6800

       This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated November 7, 1994 (as amended, the "Schedule 14D-9"), filed by Puritan-Bennett Corporation, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated October 25, 1994 (the "Schedule 14D-1"), of PB Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

       This Amendment No. 1 is being filed to amend and restate Exhibits 3, 5, 6, 7, 14, 16 and 17 to the Schedule 14D-9 in their entirety as filed herewith, to add a press release issued by the Company on November 21, 1994 as
Exhibit 25 to the Schedule 14D-9 and to amend Item 9 of the Schedule 14D-9.


ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

       The list of exhibits contained in Item 9 is hereby amended by deleting the references to Exhibits 3, 5, 6, 7, 14, 16 and 17 and replacing them with the following:

              Exhibit 3 -- Supplemental Agreement, dated November 7, 1994, between John H. Morrow and the Company.

              Exhibit 5 -- Form of Executive Agreement for Messrs. Doyle, Jones, Rankin and Niles.

              Exhibit 6 -- Form of Severance Agreement.

              Exhibit 7 -- Puritan-Bennett Corporation Change of Control Severance Plan.

              Exhibit 14 -- Amendment to the Restated Puritan-Bennett Savings & Stock Ownership Plan

              Exhibit 16 -- SERP Agreement between Burton A. Dole, Jr. and the Company.

              Exhibit 17 -- SERP Agreement between John H. Morrow and the
              Company.

       In addition, the list of exhibits contained in Item 9 is hereby amended and supplemented by adding thereto the following:

              Exhibit 25  --Press Release of the Company, dated November 21,
              1994.

                                   SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        PURITAN-BENNETT CORPORATION


                                        By: /s/ Burton A. Dole, Jr.
                                           --------------------------
                                           Name:  Burton A. Dole, Jr.
                                           Title: Chairman, President and
                                                  Chief Executive Officer


Dated: November 21, 1994
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                                 EXHIBIT INDEX


         Number                                                  Title
         ------                                                  -----

           1*            Excerpts from the Company's Proxy Statement dated June 10, 1994 for its 1994 Annual
                         Meeting of Stockholders.

           2*            Employment Agreement, dated April 25, 1980, between Burton A. Dole, Jr. and the
                         Company.

           3             Supplemental Agreement, dated November 7, 1994, between John H. Morrow and the
                         Company.

           4*            Employment Agreement, dated June 9, 1994, between John H. Morrow and the Company.

           5             Form of Executive Agreement for Messrs. Doyle, Jones, Rankin and Niles.

           6             Form of Severance Agreement.

           7             Puritan-Bennett Corporation Change of Control Severance Plan.

           8*            Form of Additions to Puritan-Bennett Corporation Management Incentive Bonus Plan A,
                         and Management Incentive Bonus Plan B.

           9*            Form of First Amendment to the Restated Puritan-Bennett Deferred Compensation Plan.

          10*            Form of First Amendment to the Puritan-Bennett Supplemental Retirement Benefit Plan.

          11*            Form of Third Amendment to the Puritan-Bennett Supplemental Retirement Benefit Plan.

          12*            Form of First Amendment to the Puritan-Bennett Corporation Pension Benefit Make Up
                         Plan.

          13*            Form of Addition to the Company's 1988 Stock Benefit Plan.


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*Previously Filed

         Number                                                  Title
         ------                                                  -----

           14            Amendment to the Restated Puritan-Bennett Savings & Stock Ownership Plan.

           15*           Form of Amendment to the Puritan-Bennett Corporation Directors Post-Retirement
                         Income Plan.

           16            SERP Agreement between Burton A. Dole, Jr. and the Company.

           17            SERP Agreement between John H. Morrow and the Company.

           18*           Form of First Amendment to the Trust Agreement for the Restated Puritan-Bennett
                         Deferred Compensation Plan.

           19*           Form of Trust Agreement for the Puritan-Bennett Supplemental Retirement Benefit
                         Plan.

           20*           Form of Trust Agreement for the Puritan-Bennett Corporation Pension Benefit Make Up
                         Plan.

           21*           Form of Trust Agreement for the Puritan-Bennett Corporation Directors Post-
                         Retirement Income Plan.

           22*           Letter to Stockholders of the Company.

           23*           Press Release of the Company, dated November 7, 1994.

           24*           Opinion of Smith Barney Inc., dated November 6, 1994.

           25            Press Release of the Company, dated November 21, 1994.